UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-208238) of Teva Pharmaceutical Industries Limited and in the prospectus contained therein, and the prospectus supplements relating thereto, to the extent not superseded by documents or reports subsequently filed with the Securities and Exchange Commission.

Teva and Takeda Establish Unique Partnership to Meet the Wide-Ranging Needs of Patients and Growing Importance of Generic Medicines Use in Japan

The Business Venture is Expected to Start Operating in the Second Calendar Quarter of 2016, and will Offer Patients and the Healthcare System the Portfolio of Teva’s High-Quality Generic Medicines and Takeda’s Long Listed Products Supported by the Complementary Capabilities and Platforms of Both Companies.

JERUSALEM & OSAKA, Japan—Nov. 30, 2015— Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) and Takeda Pharmaceutical Company Limited (TSE:4502) today announced that the two companies have entered into a definitive agreement to establish an unprecedented partnership in Japan. The strategic move between Takeda, an R&D driven pharmaceutical company which has a long history as a leading company in Japan, and Teva, among the top ten pharmaceutical companies in the world and the global leader in generics, will form a new business venture to meet the wide-ranging needs of patients and growing importance of generics in Japan. As one of the fastest growing generics markets in the world, Japan is expected to continue its high growth driven by social requirements such as increased patients’ needs for stable supply of affordable high quality medicines and the Japanese government’s policy of reduction of healthcare expenditures. Takeda’s leading brand reputation and strong distribution presence in Japan combined with Teva’s expertise in supply chain, operational network, global commercial deployment and infrastructure, and R&D, brings forward a new, collaborative business model in line with government objectives and ultimately serving millions of patients.

Subject to standard regulatory approvals, the business venture is expected to start operating in the second calendar quarter of 2016, and will offer patients and the healthcare system the portfolio of Teva’s high-quality generic medicines and Takeda’s long listed products. Teva will have a 51% stake in the new company and Takeda will have 49%. The business venture will operate as an independent company with its own Board of Directors, Chief Executive Officer, and Executive Leadership team. Further details of the agreement have not been disclosed. Given that the deal will not become effective until April 2016, there is no expected material financial impact for both Teva and Takeda in 2015.

“We are delighted to partner with Teva to start the new business in Japan,” said Masato Iwasaki, Ph.D., President of Takeda’s Japan Pharma Business Unit. “Takeda will further strengthen its initiative as a leading company in the Japanese pharmaceutical industry, leveraging our activities to lead innovation in medicine as well as supporting the new company’s business.”

“The new business venture will combine Teva’s strong generics platform, portfolio and quality across the value chain with Takeda’s leading brand presence and distribution capabilities in Japan,” said Siggi Olafsson, President and CEO of Teva Global Generic Medicines. “This unique combination will create a company ideally positioned to lead the high growth in the generic market in Japan and is aligned with the Japanese government objectives to reach 80% generic penetration by the end of fiscal year 2020. The new business venture with Takeda reaffirms our long standing commitment to Japanese patients and delivers on Teva’s strategy of increasing our presence in key emerging markets to position Teva for long-term sustainable growth.”

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda (TSE: 4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to strive towards better health for people worldwide through leading innovation in medicine. Additional information about Takeda is available on www.takeda.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complexMedicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

Teva IR:	Kevin C. Mannix	United States	215-591-8912
	Ran Meir	United States	215-591-3033
or
	Tomer Amitai	Israel	972(3) 926-7656
or
Takeda IR:	Noriko Higuchi	Japan	+81-(0)3-3278-2306
or
Teva PR:	Iris Beck Codner	Israel	972(3) 926-7687
or
	Denise Bradley	United States	215-591-8974
or
	Mikiko Yamada	Japan	+81-(0)52-459-2001
or
Takeda PR Contact:	Tsuyoshi Tada	Japan	+81-(0)3-3278-2417

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & CFO

Date: November 30, 2015